UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Federated Premier Intermediate Municipal Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31423M105
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,488,555
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,488,555
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 31423M105

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,301*
	8	SHARED VOTING POWER 9,826*
	9	SOLE DISPOSITIVE POWER 123,301*
	10	SHARED DISPOSITIVE POWER 9,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,127*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

*See Items 2 and 5.

CUSIP NO. 31423M105

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Federated Premier Intermediate Municipal Income Fund (the "Shares"), a Delaware Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

(ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by Karpus Management, Inc. and Great Loop Captive Insurance, Inc. (collectively, the "Karpus Entities").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and adress of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set forth on Schedule A, none of the parties listed on Schedule A beneficially owns any securities of the issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 1,488,555 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents approximately 21.3% of the Issuer's outstanding shares. All funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of the 1,488,555 Shares beneficially owned by Karpus is approximately $19,312,965, excluding brokerage commissions. The aggregate purchase price of the 133,127 shares held by Mr. Karpus and the Karpus Entities is approximately $1,693,294, excluding brokerage commissions.

Item 4.	Purpose of Transaction..

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since January 27, 2014.

On March 20, 2017, Karpus sent a letter containing a 14a-8 stockholder proposal to the Issuer requesting that the Board of Trustees consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value. A copy of the letter is attached as Exhibit 99.1.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 6,982,324 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2016 as reported in the Issuer’s Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on February 2, 2017.

A.	Karpus

(a)	As of the close of business on March 17, 2017, Karpus beneficially owned the 1,488,555 Shares held in the Accounts.

Percentage: Approximately 21.3%

(b)	1. Sole power to vote or direct vote: 1,488,555
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,488,555
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Mr. Karpus

(a)	As of the close of business on March 17, 2017, Mr. Karpus, beneficially owned 123,301 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 9,826 Shares held in the Karpus Entities.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 123,301
2. Shared power to vote or direct vote: 9,826
3. Sole power to dispose or direct the disposition: 123,301
4. Shared power to dispose or direct the disposition: 9,826

(c)	Neither Mr. Karpus nor the Karpus Entities have had any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 21, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	14a-8 Shareholder Proposal sent to the Fund on March 20, 2017.

99.2	Joint Filing Agreement by and between Karpus Management, Inc. and George W. Karpus, dated March 21, 2017.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 31423M105

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	None
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 31423M105

SCHEDULE B

Transactions in the Shares Since Over the Last 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	2,000	$12.83	1/18/2017
Purchase of Common Stock	5,300	$12.75	1/19/2017
Purchase of Common Stock	1,900	$12.68	1/20/2017
Purchase of Common Stock	9,640	$12.73	1/23/2017
Purchase of Common Stock	2,500	$12.68	1/25/2017
Purchase of Common Stock	1,500	$12.69	1/26/2017
Sale of Common Stock	(1,300)	$12.74	1/27/2017
Purchase of Common Stock	9,700	$12.78	2/2/2017
Purchase of Common Stock	6,479	$12.82	2/6/2017
Purchase of Common Stock	200	$12.82	2/7/2017
Purchase of Common Stock	5,758	$12.87	2/8/2017
Purchase of Common Stock	3,629	$12.85	2/9/2017
Purchase of Common Stock	15,584	$12.84	2/13/2017
Purchase of Common Stock	400	$12.82	2/14/2017
Purchase of Common Stock	2,200	$12.82	2/22/2017
Purchase of Common Stock	13,885	$12.91	2/27/2017
Purchase of Common Stock	30,795	$12.98	2/28/2017
Purchase of Common Stock	8,489	$12.93	3/1/2017
Purchase of Common Stock	1,904	$12.82	3/3/2017
Purchase of Common Stock	1,277	$12.81	3/6/2017
Purchase of Common Stock	500	$12.81	3/7/2017
Purchase of Common Stock	1,493	$12.71	3/8/2017
Purchase of Common Stock	9,187	$12.70	3/9/2017
Purchase of Common Stock	4,298	$12.72	3/10/2017
Purchase of Common Stock	8,100	$12.68	3/13/2017
Purchase of Common Stock	900	$12.73	3/14/2017

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Fund on March 20, 2017

VIA FEDERAL EXPRESS         March 20, 2017

John W. McGonigle, Secretary
Federated Premier Intermediate Municipal Income Fund
4000 Ericcson Drive
Warrendale, PA 15086-7561

Re: Federated Premier Intermediate Municipal Income Fund ("FPT" or the "Fund")

Mr. McGonigle:
This letter shall serve as notice to the Federated Premier Intermediate Municipal Income Fund ("FPT" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to FPT shareholders at the Fund's next annual shareholders' meeting anticipated to be held in September 2017, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, the shareholders of the Federated Premier Intermediate Municipal Income Fund ("FPT" or the "Fund") request that the Board of Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

  Supporting Statement

  Although trading at a discount for a short period of time is not uncommon for closed-end funds, the persistent nature of FPT's discount combined with poor NAV performance creates cause for concern and requires strong action by the Board.

  Presumably, these exact conditions are why the Fund included language in its prospectus nearly 15 years ago, which stated: "shares of closed-end funds frequently trade at a discount to their net asset value. Because of this possibility and the recognition that any such discount may not be in the interest of shareholders, the fund's board might consider from time to time engaging in open-market repurchases, tender offers for common shares or other programs intended to reduce the discount" [emphasis added]. The prospectus further stated: "the board might also consider converting the fund to an open-end mutual fund, which would also require a vote of the shareholders of the fund" [emphasis added]. To our knowledge, none of these actions have been undertaken.

  Furthering our concerns, consider the following:

    *FPT's current discount is 7.4%. Its Lipper peer group's weighted average discount (by total net assets) is 4.6%.
    *FPT's discount has averaged over 8% over the last 3 years.
    *Based on NAV return, FPT ranks as follows compared to it Lipper group peers:
      *1 Yr. - 75th percentile
      *3 Yrs. - 73rd percentile
      *5 Yrs. - 60th percentile

    Sources: Closed-end Fund Assocaition, Lipper Classification Average for Intermediate Municipal Debt Funds and Bloomberg Finance, L.P. Data through 3/17/2017.

  The Fund's persistent discount and repeated underperformance compared to its Lipper peer group clearly show that our proposal should be approved and implemented by the Board. If put in place and a majority of outstanding shares are tendered, this would indicate that shareholders do not support the Fund continuing in its closed-end fund format.

  The Fund and Board are likely to come up with a litany of arguments against our Proposal but the simple fact of the matter is that the Board has not been able to effectively manage the Fund's discount, nor have they taken action to address Federated Investment Management Company's perpetual underperformance.

  Now is the time for action! Please vote FOR Karpus' Proposal and let the Board know that the status quo is not acceptable.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/ Brett D. Gardner

Brett D. Gardner
Senior Corporate Governance Analyst

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the Federated Premier Intermediate Municipal Income Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

March 21, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS